Wilson Sonsini Goodrich & Rosati Professional Corporation 12235 El Camino Real San Diego, California 92130-3002 O: 858.350.2300 F: 858.350.2399
January 29, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Robert Augustin
Margaret Sawicki
Christie Wong
Li Xiao

Re:	SpyGlass Pharma, Inc.
Registration Statement on Form S-1
Filed January 16, 2026
CIK No. 0001778922
Ladies and Gentlemen:
On behalf of our client, SpyGlass Pharma, Inc. (“SpyGlass” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission received by letter dated January 27, 2026, concerning the above referenced registration statement on Form S-1 (the “Registration Statement”).
In response to the Staff’s comments, the Company has revised the Registration Statement and is concurrently filing via EDGAR this letter and an Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”).
In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.
Registration Statement on Form S-1
Exhibits
1.We note Article 9.5 of your Form of Amended and Restated Bylaws to be in effect upon completion of the offering, filed as Exhibit 3.4, does not expressly address claims arising under the Exchange Act. It applies to derivative actions and provides the federal district court for the District of Delaware as the exclusive forum if the Court of Chancery of the State of Delaware does not have jurisdiction. We note your disclosure on pages 73 and 187 says "[t]his provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder." Please revise to reconcile your disclosure with your Bylaws, or advise.
AUSTIN     BEIJING     BOSTON     BOULDER     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO
SALT LAKE CITY     SAN DIEGO     SAN FRANCISCO     SEATTLE     WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission
January 29, 2026

The Company respectfully acknowledges the Staff’s comment and has revised Article 9.5 of the Form of Amended and Restated Bylaws to be in effect upon completion of the offering and filed such revised version as Exhibit 3.4.
*****
If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (858) 350-2393 or dkoeppen@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Dan Koeppen
Dan Koeppen

cc:	Patrick Mooney, SpyGlass Pharma, Inc.
Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.
Robert L. Wernli, Jr., Wilson Sonsini Goodrich & Rosati, P.C.
Ben Capps, Wilson Sonsini Goodrich & Rosati, P.C.
B. Shayne Kennedy, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP